UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2025
Operating and Financial Results

Mexico City, Mexico, July 28, 2025—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), today reported its unaudited, consolidated financial and operating results for the second quarter 2025 (2Q25).

2Q25 summary

■	Passenger traffic increased 11.3% during 2Q25, as compared to 2Q24, reaching 7.2 million passengers. The airports with the highest traffic growth compared to 2Q24 were Monterrey, Zihuatanejo, Chihuahua, Zacatecas, and Tampico.

■	The sum of aeronautical and non-aeronautical revenues grew 16.8%, as compared to 2Q24.

■	Adjusted EBITDA increased by 18.8%, as compared to 2Q24, reaching Ps.2,564 million.

■	Capital investments and major maintenance works included in the Master Development Plans (MDPs) plus strategic investments were Ps.975 million in the quarter.

(Thousand Passengers and Million Pesos)	2Q24	2Q25	%Var vs 2Q24	6M 2024	6M 2025	%Var vs 2024
Passenger Traffic	6,470	7,201	11.3	12,359	13,629	10.3
Aeronautical Revenues	2,204	2,579	17.0	4,258	4,917	15.5
Non-Aeronautical Revenues	740	858	16.0	1,425	1,687	18.4
Aeronautical + Non-Aeronautical Revenues	2,944	3,438	16.8	5,683	6,603	16.2
Construction Revenues	556	916	64.7	1,572	1,319	(16.1)
Total Revenues	3,500	4,353	24.4	7,255	7,922	9.2
Adjusted EBITDA	2,157	2,564	18.8	4,201	4,936	17.5
Adjusted EBITDA Margin (%)	73.3%	74.6%		73.9%	74.8%
Income from Operations	1,928	2,296	19.1	3,721	4,407	18.4
Operating Margin (%)	55.1%	52.7%		51.3%	55.6%
Consolidated Net Income	1,292	1,341	3.8	2,371	2,632	11.0
Net Income of Controlling Interest	1,287	1,335	3.7	2,364	2,620	10.8
EPS (Ps.)	3.33	3.46	3.7	6.12	6.78	10.8
EPADS (US$)	1.45	1.47	1.1	2.67	2.88	8.1
MDP and Strategic Investments	816	975	19.5	1,926	1,477	(23.3)

OMA will hold its 2Q25 earnings conference call on July 29, 2025 at 12:00 p.m. Eastern time, 10:00 a.m. Mexico City time.

Call +1-877-407-9208 toll-free from the U.S. or +1-201-493-6784 from outside the U.S. The conference ID is 13754922. The conference call will also be available by webcast at:
https://viavid.webcasts.com/starthere.jsp?ei=1727476&tp_key=4e4d9a5aa1.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	www.oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

2Q25 Operating Results

Operations, Passengers, and Cargo

The number of seats offered increased 11.9% compared to 2Q24.

During the quarter, 2 international routes started operations.

Airline	Opened
	# Routes	Origin	Destination	Type
International Routes
Aeroméxico	1	San Luis Potosí	Atlanta	Regular*
Air Canada	1	Monterrey	Toronto	Regular*

* There was no other airline operating this route.

Total passenger traffic reached 7.2 million passengers, an increase of 11.3% as compared to 2Q24. During the quarter, of total traffic, 85.8% was domestic and 14.2% was international.

Domestic passenger traffic grew 10.1%, compared to 2Q24, while international traffic increased 19.0%.

The airports with the largest passenger traffic growth in volume terms as compared to 2Q24, were:

■	Monterrey (+23.8%), on its Guanajuato, Hermosillo, Puerto Vallarta, Querétaro, and Ciudad Juárez routes.

■	Zihuatanejo (+18.0%), on its Mexico City, Santa Lucía (AIFA), and Querétaro routes.

■	Chihuahua (+4.8%), on its Tijuana, Monterrey and Dallas-Fort Worth routes.

The airports with the largest passenger traffic decrease in volume terms as compared to 2Q24, were:

■	Mazatlán (-9.2%), on its Mexico City, Santa Lucía (AIFA) and Ciudad Juárez routes.

■	Reynosa (-21.7%), on its Mexico City, Cancún and Santa Lucía (AIFA) routes.

■	Culiacán (-5.0%), on its Tijuana, Mexico City and Santa Lucía (AIFA) routes.

	2Q24	2Q25	%Var vs 2Q24	6M 2024	6M 2025	%Var vs 2024
Available Seats	8,405,304	9,402,053	11.9	16,100,025	18,128,044	12.6
Passenger Traffic:
Domestic	5,612,394	6,181,396	10.1	10,577,758	11,544,962	9.1
International	857,424	1,020,054	19.0	1,781,303	2,083,577	17.0
Total Passenger Traffic	6,469,818	7,201,450	11.3	12,359,061	13,628,539	10.3
Commercial Aviation (Regular and Charter)	6,433,157	7,161,499	11.3	12,282,391	13,546,925	10.3
General Aviation	36,661	39,951	9.0	76,670	81,614	6.4
Cargo Units	351,454	342,334	(2.6)	662,206	642,463	(3.0)
Workload Units	6,821,272	7,543,784	10.6	13,021,267	14,271,002	9.6
Flight Operations (Takeoffs and Landings):
Domestic	67,136	70,919	5.6	128,166	136,937	6.8
International	11,190	13,844	23.7	23,353	28,226	20.9
Total Flight Operations	78,326	84,763	8.2	151,519	165,163	9.0

Commercial Operations

The commercial space occupancy rate in the passenger terminals was 96.0% as of June 30, 2025.

Freight Logistics Services

■	OMA Carga’s revenues decreased by 4.1%, as compared to 2Q24, due to lower revenues from the air cargo operations in Monterrey.

Hotel Services

■	The NH Collection Terminal 2 Hotel had an 83.6% occupancy rate, compared to 85.4% in 2Q24, with a 5.5% increase in the average room rate to Ps.2,994 per night.

■	Hilton Garden Inn had a 75.9% occupancy rate, compared to 78.6% in 2Q24, with a 10.1% increase in the average room rate to Ps.3,224 per night.

Industrial Services

■	OMA VYNMSA Aero Industrial Park: Revenues reached Ps.52.1 million, an increase of 104.7% versus 2Q24. The increase is mainly explained by a higher number of square meters leased as compared to 2Q24.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 17.0%.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Domestic Passenger Charges	1,491,010	1,662,942	11.5	2,802,183	3,073,718	9.7
International Passenger Charges	421,532	567,045	34.5	891,931	1,177,886	32.1
Other Aeronautical Services, Regulated Leases and Access Rights	291,732	349,251	19.7	564,096	664,950	17.9
Aeronautical Revenues	2,204,274	2,579,238	17.0	4,258,211	4,916,554	15.5
Aeronautical Revenues/Passenger (Ps.)	340.7	358.2	5.1	344.5	360.8	4.7

Non-aeronautical revenues increased 16.0%.

Commercial revenues increased 19.7%, while commercial revenues per passenger reached Ps.62.4, increasing 7.5% versus 2Q24. The line items with the largest increases were:

■	Restaurants, +41.1%, driven by a higher penetration and the opening or replacement of outlets in previous quarters, as well as, the increase in passenger traffic.

■	Parking, +12.7%, mainly as a result of higher domestic and international passenger traffic.

■	VIP Lounges, +34.6%, as a result of an increase in rates and a higher penetration, as well as, new lounges beginning operations in previous quarters.

■	Retail, +27.4%, driven by a higher penetration and the opening or replacement of outlets in previous quarters, as well as, the increase in passenger traffic.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Commercial Activities:
Parking	111,267	125,448	12.7	214,024	242,236	13.2
Advertising	21,161	24,375	15.2	46,526	47,395	1.9
Retail	40,952	52,157	27.4	72,466	99,726	37.6
Duty Free	5,783	6,700	15.9	6,286	13,719	118.2
Restaurants	64,349	90,824	41.1	129,233	176,966	36.9
Car Rentals	66,245	66,846	0.9	132,542	133,095	0.4
Passenger Services	1,028	1,266	23.1	2,122	2,582	21.7
Time Shares & Hotel Promotion	4,500	4,635	3.0	9,459	9,914	4.8
Communications and Networks	4,064	4,215	3.7	7,875	8,590	9.1
VIP Lounges	37,912	51,045	34.6	64,622	99,181	53.5
Financial Services	3,084	4,415	43.2	6,227	8,759	40.6
Other Services	15,171	17,557	15.7	31,078	33,377	7.4
Total Revenues from Commercial Activities	375,515	449,483	19.7	722,459	875,540	21.2
Revenues from Commercial Activities/Passenger (Ps.)	58.0	62.4	7.5	58.5	64.2	9.9

Diversification revenues increased 10.7%, mainly due to higher revenues from Industrial Services.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Diversification Activities:
Hotel Services	107,069	111,799	4.4	213,003	228,612	7.3
OMA Carga (Freight Logistics Service)	116,551	111,743	(4.1)	201,303	221,688	10.1
Real Estate Services	10,945	11,242	2.7	21,084	22,154	5.1
Industrial Services	25,451	52,093	104.7	52,382	94,226	79.9
Other Services	3,091	4,454	44.1	19,349	22,185	14.7
Total Revenues from Diversification Activities	263,107	291,331	10.7	507,122	588,865	16.1
Complementary Activities:
Checked Baggage Screening	62,351	69,885	12.1	118,343	126,385	6.8
Other Leases	28,938	36,600	26.5	56,187	73,802	31.4
Access Rights	6,949	7,978	14.8	15,261	16,489	8.0
Other Services	2,766	3,033	9.7	5,514	5,829	5.7
Total Revenues from Complementary Activities	101,005	117,497	16.3	195,305	222,505	13.9
Non-Aeronautical Revenues	739,627	858,310	16.0	1,424,886	1,686,910	18.4
Non-Aeronautical Revenues/Passenger (Ps.)	114.3	119.2	4.3	115.3	123.8	7.4

Construction revenues represent the value of improvements to concessioned assets. They are equal to construction costs and generate neither a gain nor a loss. Construction revenues and costs are determined based on the advance in the execution of projects in accordance with the airports’ Master Development Programs (MDP), and variations depend on the rate of project execution.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Aeronautical Revenues	2,204,274	2,579,238	17.0	4,258,211	4,916,554	15.5
Non-Aeronautical Revenues	739,627	858,310	16.0	1,424,886	1,686,910	18.4
Aeronautical + Non-Aeronautical Revenues	2,943,901	3,437,548	16.8	5,683,097	6,603,464	16.2
Construction Revenues	555,955	915,625	64.7	1,571,803	1,318,522	(16.1)
Total Revenues	3,499,856	4,353,173	24.4	7,254,900	7,921,986	9.2
Aeronautical Revenues + Non-Aeronautical Revenues / Passenger (Ps.)	455.0	477.3	4.9	459.8	484.5	5.4

Costs and Operating Expenses

The sum of cost of airport services and general and administrative expenses (G&A) increased 5.6% as compared to 2Q24.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Payroll	175,782	195,095	11.0	348,948	385,475	10.5
Contracted Services (Security, Cleaning and Professional Services)	77,118	83,418	8.2	146,957	159,378	8.5
Minor Maintenance	57,041	53,438	(6.3)	97,354	85,334	(12.3)
Basic Services (Electricity, Water, Telephone)	27,515	29,834	8.4	48,251	50,006	3.6
Materials and Supplies	18,643	13,371	(28.3)	29,611	25,678	(13.3)
Insurance and Bonding	8,700	9,838	13.1	16,754	21,962	31.1
Other costs and expenses	65,393	69,146	5.7	107,302	128,446	19.7
Cost of Airport Services + G&A	430,192	454,141	5.6	795,176	856,278	7.7
Cost of Hotel Services	61,102	63,067	3.2	120,203	127,409	6.0
Cost of Industrial Park Services	101	7,422	n.a.	4,944	13,911	181.3
Subtotal (Cost of Services + G&A)	491,394	524,631	6.8	920,324	997,597	8.4
Subtotal (Cost of Services + G&A) / Passenger (Ps.)	76.0	72.9	(4.1)	74.5	73.2	(1.7)

The major maintenance provision expense was Ps.50.4 million. The outstanding balance of the maintenance provision as of June 30, 2025, was Ps.2,538 million.

The airport concession tax increased 18.1% to Ps.282.6 million, as a result of the increase in revenues.

In relation to the change in the rate from 5.0% to 9.0% applied to the revenues generated by OMA’s airport concessions, pursuant to the Mexican Federal Duties Law, effective as of January 1, 2024, in the second quarter of 2025, the 4% excess of Concession Tax levied on aeronautical revenues amounted to Ps.109.3 million, equivalent to 3.2% of the sum of OMA’s aeronautical and non-aeronautical revenues. This amount is included within the Ps.282.6 million recorded as Concession Tax expense in 2Q25. Under the Tariff Regulation Bases effective as of October 20, 2023, payments made to the government related to aeronautical revenues, in excess of those included in the most recent tariff revision, will be added to the reference value to be used in the next joint maximum tariff revision. Therefore, starting in January 2026, these excess airport concession taxes amounts paid will begin to be recovered through the maximum tariff.

The technical assistance fee was Ps.67.0 million, 20.2% higher, due to an increase in the EBITDA.

Total operating costs and expenses increased 30.9%.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Cost of Services	295,297	307,356	4.1	550,944	572,615	3.9
Administrative Expenses (G&A)	196,097	217,275	10.8	369,380	424,982	15.1
Subtotal (Cost of Services + G&A)	491,394	524,631	6.8	920,324	997,597	8.4
Major Maintenance Provision	43,003	50,366	17.1	114,351	103,801	(9.2)
Construction Cost	555,955	915,625	64.7	1,571,803	1,318,522	(16.1)
Concession Taxes	239,252	282,631	18.1	462,713	541,795	17.1
Technical Assistance Fee	55,784	67,039	20.2	108,387	128,600	18.6
Depreciation & Amortization	186,069	217,548	16.9	364,966	425,161	16.5
Other (Income) Expense - Net	(22)	(601)	n.a.	(9,083)	(643)	n.a.
Total Operating Costs and Expenses	1,571,435	2,057,239	30.9	3,533,461	3,514,833	(0.5)

Operating Income and Adjusted EBITDA

Operating Income was Ps.2,296 million, 19.1% higher than 2Q24, with an operating margin of 52.7%.

Adjusted EBITDA was Ps.2,564 million, 18.8% higher than 2Q24, with a margin of 74.6%.

(Ps. Thousands)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Consolidated Net Income	1,291,713	1,340,536	3.8	2,370,910	2,632,302	11.0
- Financing (Expense) Income	(133,658)	(408,021)	205.3	(409,790)	(720,336)	75.8
+ Income Taxes	503,050	547,377	8.8	940,739	1,054,515	12.1
Operating Income	1,928,421	2,295,934	19.1	3,721,439	4,407,153	18.4
Operating Margin (%)	55.1%	52.7%		51.3%	55.6%
+ Depreciation and Amortization	186,069	217,548	16.9	364,966	425,161	16.5
EBITDA	2,114,490	2,513,482	18.9	4,086,405	4,832,314	18.3
EBITDA Margin (%)	60.4%	57.7%		56.3%	61.0%
- Construction Revenue	555,955	915,625	64.7	1,571,803	1,318,522	(16.1)
+ Construction Cost	555,955	915,625	64.7	1,571,803	1,318,522	(16.1)
+ Major Maintenance Provision	43,003	50,366	17.1	114,351	103,801	(9.2)
Adjusted EBITDA*	2,157,493	2,563,848	18.8	4,200,756	4,936,115	17.5
Adjusted EBITDA Margin: Adjusted EBITDA/(Aeronautical Revenue + Non-Aeronautical Revenue) (%)	73.3%	74.6%		73.9%	74.8%

*Excluding the incremental effect of the concession tax on aeronautical revenues, OMA’s Adjusted EBITDA would have been Ps.2,670 million, with a margin of 77.7% during 2Q25. For the six months ended on June 30, 2025, Adjusted EBITDA would have been Ps.5,138 million, with a margin of 77.8%.

Financing Expense and Net Income

Financing Expense was Ps.408 million compared to Ps.134 million in 2Q24. The increase is primarily due to a higher non-cash interest expense of Ps.130 million resulting mainly from a change in the present value of the major maintenance provision of Ps.59.8 million, as a result of a decrease in the discount rates used for its calculation.

(Ps. thousand)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Interest Income	62,497	34,700	(44.5)	151,128	77,751	(48.6)
Changes in Present Value of Financial Leases	(4,802)	(3,698)	(23.0)	(10,418)	(8,559)	(17.8)
Changes in Present Value of Major Maintenance Provision	55,265	(130,138)	n.a.	(2,979)	(183,586)	n.a.
Interest Expense from Bank and Issued Debt	(282,178)	(281,807)	(0.1)	(564,523)	(567,523)	0.5
Interest (Expense)	(231,716)	(415,643)	79.4	(577,920)	(759,668)	31.4
Exchange Gain (Loss), net	35,561	(27,078)	n.a.	17,002	(38,419)	n.a.
Total Financing Expense	(133,658)	(408,021)	205.3	(409,790)	(720,336)	75.8

Consolidated net income in the quarter was Ps.1,341 million, an increase of 3.8% as compared to 2Q24.

Earnings per share, based on net income of the controlling interest was Ps.3.46, and earnings per ADS was US$1.47. Each ADS represents eight Series B shares.

(Ps. thousand)	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Consolidated Net Income	1,291,713	1,340,536	3.8	2,370,910	2,632,302	11.0
Net income margin %	36.9%	30.8%		32.7%	33.2%
Non-controlling interest	4,353	5,064	16.3	6,722	12,172	81.1
Net income of controlling Interet	1,287,360	1,335,472	3.7	2,364,188	2,620,130	10.8
Earnings per Share, Ps.	3.33	3.46	3.7	6.12	6.78	10.8
Earnings per ADS, US$	1.45	1.47	1.1	2.67	2.88	8.1

MDP and Strategic Investments

In 2Q25, capital investments and major maintenance works in the MDPs and strategic investments totaled Ps.975 million, comprised of Ps.916 million in improvements to concessioned assets, Ps.16 million in major maintenance and Ps.43 million in strategic investments.

The most important investment expenditures included:

Airport	Project	Status
MDP Investments
Culiacán	Expansion and remodeling of Terminal	In Process
Monterrey	Second phase of the expansion and remodeling of Terminal A	In Process
Monterrey	Supply and installation of HVAC in three buildings	In Process
Torreón	Second phase of the Terminal Building expansion	In Process
Monterrey	Supply, assembly, connection, testing, commissioning, and training of the explosive detection tomography system	In Process
2 Airports	Minor rehabilitation of runway and commercial aviation platform in Zihuatanejo and Culiacán	In Process
2 Airports	Expansion of terminal building in Culiacán and Torreón	In Process
Monterrey	Expansion of electrical substation	In Process
Monterrey	Construction of the Fire-Fighting Services building	In Process
Mazatlán	Terminal building reconfiguration	In Process
Ciudad Juárez	Rehabilitation of commercial aviation platform	In Process
Torreón	Major rehabilitation of taxiways	In Process
Chihuahua	Minor rehabilitation of runway and construction of general aviation platform	In Process
Tampico	Minor rehabilitation of platform and mayor rehabilitation of taxiway	In Process
Culiacán	Remodeling and expansion of the Fire-Fighting Services area	In Process
Ciudad Juárez	Expansion of commercial aviation platform	Finished

Strategic Investments
Monterrey	Expansion of OMA Carga bonded warehouses	In Process
Monterrey	Industrial park - Construction of one industrial warehouse and tenant improvements to one industrial warehouse	Finished

Indebtedness

(Ps. Thousands)	Scheduled	Interest Rate	June 30,	December 31,	June 30,
	Maturity		2024	2024	2025
Short Term Debt
Credit Lines payable at maturity in May 2025; Ps. 600 mm	May 2025	TIIE + 60 bps	-	600,000	-
Total Short-Term Debt			-	600,000	-
Long-Term Debt
5-yr Bond, Ps. 1,000 mm: OMA21V	April 2026	TIIE 28 + 75 bps	1,000,000	1,000,000	1,000,000
7-yr Bond, Ps. 2,500 mm: OMA21-2	April 2028	7.83%	2,500,000	2,500,000	2,500,000
5-yr Bond, Ps. 1,700 mm: OMA22L	March 2027	TIIE 28 + 14 bps	1,700,000	1,700,000	1,700,000
7-yr Bond, Ps. 2,300 mm: OMA22-2L	March 2029	9.35%	2,300,000	2,300,000	2,300,000
3.4-yr Bond, Ps. 640 mm: OMA23L	July 2026	TIIE 28 + 22 bps	640,000	640,000	640,000
7-yr Bond, Ps. 2,560 mm: OMA23-2L	March 2030	10.26%	2,560,000	2,560,000	2,560,000
3-yr Bond, Ps. 820 mm: OMA25	June 2028	TIIE Fondeo + 45 bps	-	-	820,000
7-yr Bond, Ps. 1,930 mm: OMA25-2	June 2032	9.34%	-	-	1,930,000
Subtotal Long-Term Debt			10,700,000	10,700,000	13,450,000
Less: Current Portion of Long-Term Debt			-	-	(1,000,000)
Less: Commissions and Financing Expenses			(20,720)	(18,120)	(25,257)
Total Long-Term Debt			10,679,280	10,681,880	12,424,743
Plus: Financial leases			185,030	178,990	160,149
Plus: Current Portion of Long-Term Debt Plus: Bank Debt			- -	- 600,000	1,000,000 -
Total Debt + Financial leases			10,864,310	11,460,870	13,584,892
Variable Rate issued debt			31.2%	34.9%	30.9%
Fixed Rate issued debt			68.8%	65.1%	69.1%

Net Debt (Includes financial leases)			9,254,277	9,804,505	10,231,197
Net Debt / Last Twelve Months Adjusted EBITDA (x)			1.03	1.08	1.04

Derivatives

As of the date of this report, OMA has no financial derivatives exposure.

Cash Flow Statement

During 2Q25, cash flows from operating activities generated cash of Ps.1,819 million.

Investing activities used cash for Ps.575 million in the second quarter. Financing activities reflect mainly interest expense payments, the first installment of the ordinary dividend for Ps.2,250 million, the long-term debt placement of Ps.2,750 million and the repayment of Ps.600 million of short-term loans, resulting in a net cash outflow of Ps.138 million in the quarter.

The net increase in cash resulting from operating, investing and financing activities in 2Q25 was Ps.1,106 million. This, combined with the negative effect of changes in the value of cash of Ps.19 million, resulted in a Cash and Cash Equivalents balance as of June 30, 2025 of Ps.3,354 million.

	From April 1 to June 30,			From January 1 to June 30,
(Ps. Thousands)	2024	2025	%Var	2024	2025	%Var
Income Before Taxes	1,794,763	1,887,913	5.2	3,311,649	3,686,817	11.3
Items not affecting Operating Activities, net	374,259	671,210	79.3	888,622	1,242,344	39.8
Changes in operational assets and liabilities, net	(1,126,716)	(740,141)	(34.3)	(1,626,861)	(1,191,940)	(26.7)
Net Flow from Operating Activities	1,042,306	1,818,981	74.5	2,573,410	3,737,221	45.2
Net Flow from Investing Activities	(544,183)	(574,789)	5.6	(969,225)	(1,356,208)	39.9
Net Flow from Financing Activities	(2,351,590)	(138,086)	(94.1)	(2,589,262)	(657,495)	(74.6)
Net Increase (Reduction) in Cash and Cash Equivalents	(1,853,467)	1,106,106	n.a.	(985,077)	1,723,519	n.a.
Effect of Change for Fair Value of Cash and Equivalents	24,805	(18,931)	n.a.	18,854	(26,189)	n.a.
Cash and Equivalents at Beginning of Period	3,438,695	2,266,520	(34.1)	2,576,256	1,656,365	(35.7)
Cash and Equivalents at End of Period	1,610,033	3,353,695	108.3	1,610,033	3,353,695	108.3

Relevant Events.

OMA issues debt placement of Ps.2.75 billion. On June 27, 2025, OMA issued long-term notes in the Mexican market for an aggregate amount of Ps.2.75 billion. Proceeds from the Issuances were used to prepay Ps.600 million short-term loans and the remaining will be used to fund committed investments under the 2021-2025 Master Development Program and for general corporate purposes, including working capital.

Senior Management Changes. During August and September 2025, OMA will implement changes in two key positions within its Senior Management team:

Chief Operations Officer (COO) appointment: Raful Zacarias Ezzat will assume the position of Chief Operations Officer of OMA in August 2025, succeeding Mr. Enrique Navarro, who is retiring after 21 years of dedicated service to the Company. We express our sincere gratitude to Mr. Navarro for his valuable contributions throughout the years. His leadership played a key role in strengthening the Company’s operational excellence and fostering a culture of safety across our airports.

Mr. Zacarias has over 20 years of experience in the airport management sector. He joined OMA in 2006 and has since held a range of leadership positions. Most recently, he served as Airport Administrator at Monterrey International Airport. His previous roles within OMA include Airport Administrator at Ciudad Juárez Airport, Airport Operations Manager at OMA’s corporate offices, Deputy Operations and Security Manager at Monterrey Airport, and Head of Airport Operations and Security at Ciudad Juárez Airport. He began his career as an Aviation Inspector at the Mexican Civil Aviation Authority. Mr. Zacarias holds a degree in Aeronautical Engineering with a specialization in Airport Systems from the Instituto Politécnico Nacional (IPN), and a Master’s degree in Business Administration with a focus in Finance from Universidad Tecmilenio.

Chief Commercial Officer (CCO) appointment: Pierre Grosmaire will assume the position of Chief Commercial Officer of OMA in September 2025, succeeding Mr. Leite, who is taking on new responsibilities within VINCI Airports. We thank Mr. Alvaro Leite for his valuable contributions as Chief Commercial Officer.

Prior to joining OMA, Mr. Grosmaire served as Chief Commercial Officer of Lyon Airports operated by VINCI Airports from 2018 to 2025, where he led the commercial strategy of an airport handling over 11 million passengers annually and serving 45 airlines across 140 destinations. From 2004 to 2018, Mr. Grosmaire served as Global Aviation Development Director at VINCI Airports. In this role, he participated in over 100 international tender processes for airport concessions, including the successful awards of Nantes Airport, the ANA network in Portugal, Santiago de Chile Airport, the Osaka airports (Kansai, Itami, and Kobe), Aerodom in the Dominican Republic, Salvador Airport, Lyon Airports, Belgrade Airport, Belfast International Airport, and Gatwick Airport, among others. Mr. Grosmaire holds an engineering degree from the École Nationale de l’Aviation Civile (ENAC) in France and studied International Commerce at the Florida Institute of Technology in Melbourne, United States.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Passenger Traffic

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Acapulco	159,500	157,460	(1.3)	283,908	339,835	19.7
Ciudad Juárez	549,238	536,452	(2.3)	1,030,047	1,022,168	(0.8)
Culiacán	576,084	547,467	(5.0)	1,066,920	1,074,868	0.7
Chihuahua	453,797	475,525	4.8	884,526	898,490	1.6
Durango	128,702	135,600	5.4	250,186	260,371	4.1
Mazatlán	470,871	427,775	(9.2)	964,133	907,858	(5.8)
Monterrey	3,229,433	3,999,095	23.8	6,082,657	7,290,381	19.9
Reynosa	132,662	103,820	(21.7)	248,353	206,979	(16.7)
San Luis Potosí	192,490	195,067	1.3	350,393	368,545	5.2
Tampico	139,804	148,908	6.5	259,205	284,617	9.8
Torreón	208,632	207,303	(0.6)	380,679	398,850	4.8
Zacatecas	87,776	100,815	14.9	185,612	189,043	1.8
Zihuatanejo	140,829	166,163	18.0	372,442	386,534	3.8
Total	6,469,818	7,201,450	11.3	12,359,061	13,628,539	10.3
Domestic Passengers	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Acapulco	152,319	147,992	(2.8)	270,790	312,992	15.6
Ciudad Juárez	547,096	533,909	(2.4)	1,026,361	1,017,392	(0.9)
Culiacán	563,525	537,452	(4.6)	1,044,900	1,055,724	1.0
Chihuahua	414,818	432,009	4.1	812,432	817,712	0.6
Durango	101,289	106,004	4.7	199,174	203,486	2.2
Mazatlán	394,445	362,976	(8.0)	733,760	687,853	(6.3)
Monterrey	2,716,155	3,336,029	22.8	5,117,131	6,055,071	18.3
Reynosa	131,994	103,244	(21.8)	247,098	205,760	(16.7)
San Luis Potosí	125,413	126,796	1.1	222,538	242,837	9.1
Tampico	124,177	122,539	(1.3)	229,153	241,566	5.4
Torreón	186,980	181,937	(2.7)	341,775	351,958	3.0
Zacatecas	48,464	55,656	14.8	109,131	101,281	(7.2)
Zihuatanejo	105,719	134,853	27.6	223,515	251,330	12.4
Total	5,612,394	6,181,396	10.1	10,577,758	11,544,962	9.1
International Passengers	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Acapulco	7,181	9,468	31.8	13,118	26,843	104.6
Ciudad Juárez	2,142	2,543	18.7	3,686	4,776	29.6
Culiacán	12,559	10,015	(20.3)	22,020	19,144	(13.1)
Chihuahua	38,979	43,516	11.6	72,094	80,778	12.0
Durango	27,413	29,596	8.0	51,012	56,885	11.5
Mazatlán	76,426	64,799	(15.2)	230,373	220,005	(4.5)
Monterrey	513,278	663,066	29.2	965,526	1,235,310	27.9
Reynosa	668	576	(13.8)	1,255	1,219	(2.9)
San Luis Potosí	67,077	68,271	1.8	127,855	125,708	(1.7)
Tampico	15,627	26,369	68.7	30,052	43,051	43.3
Torreón	21,652	25,366	17.2	38,904	46,892	20.5
Zacatecas	39,312	45,159	14.9	76,481	87,762	14.8
Zihuatanejo	35,110	31,310	(10.8)	148,927	135,204	(9.2)
Total	857,424	1,020,054	19.0	1,781,303	2,083,577	17.0

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Unaudited Consolidated Balance Sheet

    (Thousands of Pesos)

	June 30,	December 31,	June 30,	% Var	% Var
	2024	2024	2025	Jun25/Jun24	Jun25/Dec24
Assets
Current Assets
Cash and Cash Equivalents	1,610,033	1,656,365	3,353,695	108.3	102.5
Trade Accounts Receivable - Net	1,634,792	1,845,965	1,895,495	15.9	2.7
Trade Accounts Receivable from Related Parties	50,481	20,276	3,488	(93.1)	(82.8)
Recoverable Taxes	354,692	415,487	268,137	(24.4)	(35.5)
Advances to Contractors	345,990	262,347	675,248	95.2	157.4
Other Current Assets	71,694	92,091	100,369	40.0	9.0
Total Current Assets	4,067,682	4,292,531	6,296,432	54.8	46.7
Land, Buildings, Machinery and Equipment - Net	3,005,939	3,112,540	3,175,806	5.7	2.0
Investments in Airport Concessions - Net	17,718,498	18,715,808	19,706,533	11.2	5.3
Rights of use of leased assets, net	129,237	126,299	111,130	(14.0)	(12.0)
Other Assets - Net	72,264	60,990	52,534	(27.3)	(13.9)
Deferred Taxes	913,866	924,892	1,011,313	10.7	9.3
Total Assets	25,907,486	27,233,060	30,353,748	17.2	11.5

Liabilities and Stockholder’s Equity
Current Liabilities
Bank Debt	-	600,000	-	n.a.	(100.0)
Current Portion of Long-Term Debt	-	-	1,000,000	n.a.	n.a.
Current Portion of Major Maintenance Provision	665,094	555,498	400,971	(39.7)	(27.8)
Current Portion of Financial Leases	32,128	19,022	31,169	(3.0)	63.9
Trade Accounts Payable	2,574,811	610,375	2,892,503	12.3	373.9
Taxes and Accrued Expenses	1,020,475	1,132,329	1,166,029	14.3	3.0
Accounts Payable to Related Parties	460,352	350,076	625,222	35.8	78.6
Total Current Liabilities	4,752,860	3,267,300	6,115,894	28.7	87.2
Long-Term Debt	10,679,280	10,681,880	12,424,743	16.3	16.3
Guarantee Deposits	413,317	416,665	425,451	2.9	2.1
Employee Benefits	145,604	165,279	175,702	20.7	6.3
Major Maintenance Provision	1,440,942	1,728,665	2,137,090	48.3	23.6
Financial Leases	152,902	159,968	128,980	(15.6)	(19.4)
Deferred Taxes	49,987	48,566	39,476	(21.0)	(18.7)
Long-Term Accounts Payable to Related Parties	270,235	220,500	196,000	(27.5)	(11.1)
Total liabilities	17,905,127	16,688,823	21,643,336	20.9	29.7

Common Stock	297,782	297,782	297,782	-	-
Additional paid-in capital	29,786	29,786	29,786	-	-
Retained Earnings	5,985,571	8,550,187	6,715,790	12.2	(21.5)
Share Repurchase Reserve	1,500,000	1,500,000	1,500,000	-	-
Labor Obligations	14,455	7,019	7,019	(51.4)	-
Non-Controlling Interest	174,765	159,463	160,035	(8.4)	0.4
Stockholders’ Equity	8,002,359	10,544,237	8,710,412	8.8	(17.4)
Total Liabilities and Stockholder’s Equity	25,907,486	27,233,060	30,353,748	17.2	11.5

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Unaudited Consolidated Statement of Comprehensive Income

(Thousands of Pesos)

	2Q24	2Q25	% Var	6M 2024	6M 2025	% Var
Revenues
Aeronautical Revenues	2,204,274	2,579,238	17.0	4,258,211	4,916,554	15.5
Non-Aeronautical Revenues	739,627	858,310	16.0	1,424,886	1,686,910	18.4
Aeronautical Revenues + Non-Aeronautical Revenues	2,943,901	3,437,548	16.8	5,683,097	6,603,464	16.2
Construction Revenues	555,955	915,625	64.7	1,571,803	1,318,522	(16.1)
Total Revenues	3,499,856	4,353,173	24.4	7,254,900	7,921,986	9.2

Operating Costs
Cost of Services	295,297	307,356	4.1	550,944	572,615	3.9
Administrative Expenses	196,097	217,275	10.8	369,380	424,982	15.1
Major Maintenance Provision	43,003	50,366	17.1	114,351	103,801	(9.2)
Construction Costs	555,955	915,625	64.7	1,571,803	1,318,522	(16.1)
Concession Taxes	239,252	282,631	18.1	462,713	541,795	17.1
Technical Assistance Fee	55,784	67,039	20.2	108,387	128,600	18.6
Depreciation and Amortization	186,069	217,548	16.9	364,966	425,161	16.5
Other expenses (Revenues) - Net	(22)	(601)	n.a.	(9,083)	(643)	n.a.
Total Operating Costs and Expenses	1,571,435	2,057,239	30.9	3,533,461	3,514,833	(0.5)

Operating Income	1,928,421	2,295,934	19.1	3,721,439	4,407,153	18.4
Operating Margin (%)	55.1%	52.7%		51.3%	55.6%

Financing (Expense) Income:
Interest Income	62,497	34,700	(44.5)	151,128	77,751	(48.6)
Interest (Expense)	(231,716)	(415,643)	79.4	(577,920)	(759,668)	31.4
Exchange Gain (Loss) - Net	35,561	(27,078)	n.a.	17,002	(38,419)	n.a.
Total Financing (Expense) Income	(133,658)	(408,021)	205.3	(409,790)	(720,336)	75.8

Income before Taxes	1,794,763	1,887,913	5.2	3,311,649	3,686,817	11.3

Taxes - Cash	497,976	621,964	24.9	1,004,404	1,150,025	14.5
Taxes - Deferred	5,074	(74,587)	n.a.	(63,665)	(95,510)	50.0
Income Tax	503,050	547,377	8.8	940,739	1,054,515	12.1
Consolidated Net Income	1,291,713	1,340,536	3.8	2,370,910	2,632,302	11.0
Consolidated Comprehensive Income	1,291,713	1,340,536	3.8	2,370,910	2,632,302	11.0

Consolidated Net Income attributable to:
Non-Controlling Interest	4,353	5,064	16.3	6,722	12,172	81.1
Controlling Interest	1,287,360	1,335,472	3.7	2,364,188	2,620,130	10.8

Consolidated Comprehensive Income attributable to:
Non-Controlling Interest	4,353	5,064	16.3	6,722	12,172	81.1
Controlling Interest	1,287,360	1,335,472	3.7	2,364,188	2,620,130	10.8

Weighted Average Shares Outstanding	386,169,425	386,169,425		386,169,425	386,169,425
EPS (Ps.)	3.33	3.46	3.7	6.12	6.78	10.8
EPADS (US$)	1.45	1.47	1.1	2.67	2.88	8.1

EBITDA	2,114,490	2,513,482	18.9	4,086,405	4,832,314	18.3
EBITDA Margin (%)	60.4%	57.7%		56.3%	61.0%

Adjusted EBITDA	2,157,493	2,563,848	18.8	4,200,756	4,936,115	17.5
Adjusted EBITDA Margin (%)	73.3%	74.6%		73.9%	74.8%

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Unaudited Consolidated Cash Flow Statement

(Thousands of Pesos)

	From April 1 to June 30,			From January 1 to June 30,
	2024	2025	% Var.	2024	2025	% Var.
Operating Activities
Income Before Taxes	1,794,763	1,887,913	5.2	3,311,649	3,686,817	11.3
Depreciation and Amortization	186,069	217,549	16.9	364,966	425,161	16.5
Major Maintenance Provision	43,003	50,366	17.1	114,351	103,801	(9.2)
Doubtful Accounts Provision	796	3,649	358.5	1,528	5,543	262.8
(Profit) / Loss on Sales of Machinery and Equipment - Net	(22)	(261)	n.a.	(161)	(267)	66.1
Interest Income	(62,497)	(34,700)	(44.5)	(151,128)	(77,751)	(48.6)
Items in Results Related to Financing Activities
Changes in Present Value of Financial Leases	4,802	3,698	(23.0)	10,418	8,559	(17.8)
Changes in Present Value of Major Maintenance Provision	(55,265)	130,138	n.a.	2,979	183,586	n.a.
Interest Expense from Bank and Issued Debt	282,178	281,807	(0.1)	564,523	567,523	0.5
Interest (Expense)	231,716	415,644	79.4	577,920	759,668	31.4
Exchange Fluctuation	(24,805)	18,963	n.a.	(18,854)	26,189	n.a.
	2,169,022	2,559,123	18.0	4,200,271	4,929,161	17.4

Changes in:
Trade Accounts Receivable - Net	(386,802)	(99,637)	(74.2)	(337,921)	(55,073)	(83.7)
Recoverable Taxes	21,348	108,199	406.8	30,659	147,350	380.6
Other Accounts Receivable	(93,227)	(4,450)	(95.2)	25,270	(9,693)	n.a.
Accounts Payable	(80,268)	(77,516)	(3.4)	(196,369)	(68,765)	(65.0)
Taxes and Accrued Expenses	76,337	(137,868)	n.a.	133,231	(87,791)	n.a.
Taxes Paid	(473,129)	(382,309)	(19.2)	(1,078,003)	(1,022,962)	(5.1)
Accounts Payable to Related Parties	(144,984)	(135,013)	(6.9)	(94,300)	(80,725)	(14.4)
Major Maintenance Payments	(55,252)	(16,457)	(70.2)	(130,575)	(33,489)	(74.4)
Other Long-Term Liabilities	9,261	4,910	(47.0)	21,147	19,208	(9.2)
Net Flow from Operating Activities	1,042,306	1,818,981	74.5	2,573,410	3,737,221	45.2
Investment Activities
Acquisition of Property, Plant and Equipment	(123,581)	(28,639)	(76.8)	(170,976)	(63,954)	(62.6)
Investment in Airport Concessions	(473,058)	(577,479)	22.1	(928,150)	(1,365,782)	47.2
Other Long-Term Assets	(10,063)	(3,632)	(63.9)	(21,388)	(4,490)	(79.0)
Proceeds from Sale of Land, Machinery and Equipment	22	261	n.a.	161	267	66.1
Interest income	62,497	34,700	(44.5)	151,128	77,751	(48.6)
Net Flow from Investing Activities	(544,183)	(574,789)	5.6	(969,225)	(1,356,208)	39.9

Cash Flow before Financing Activities	498,123	1,244,192	149.8	1,604,185	2,381,014	48.4
Financing Activities
Bank Loans - Received	-	300,000	n.a.	-	300,000	n.a.
Bank Loans - Paid	-	(750,000)	n.a.	-	(900,000)	n.a.
Debt Issuance	-	2,750,000	n.a.	-	2,750,000	n.a.
Debt Issuance Expenses	-	(9,713)	n.a.	-	(9,713)	n.a.
Related-party Loans - Received	49,000	44,100	(10.0)	98,000	44,100	(55.0)
Interest Expense	(280,892)	(218,192)	(22.3)	(561,952)	(570,519)	1.5
Increase in the Non-Controlling Interest	-	(11,600)	n.a.	-	(11,600)	n.a.
Dividends Paid	(2,103,527)	(2,227,264)	5.9	(2,103,527)	(2,227,264)	5.9
Payment of Financial Leases	(16,171)	(15,417)	(4.7)	(21,784)	(32,499)	49.2
Net Cash Flow from Financing Activities	(2,351,590)	(138,086)	(94.1)	(2,589,262)	(657,495)	(74.6)

Net Increase (Reduction) in Cash and Cash Equivalents	(1,853,467)	1,106,106	n.a.	(985,077)	1,723,519	n.a.
Effects of changes in the value of cash	24,805	(18,931)	n.a.	18,854	(26,189)	n.a.
Cash and Equivalents at Beginning of Period	3,438,695	2,266,520	(34.1)	2,576,256	1,656,365	(35.7)
Cash and Equivalents at End of Period	1,610,033	3,353,695	108.3	1,610,033	3,353,695	108.3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Unaudited Statement of Changes in Stockholders’ Equity As of June 30, 2024 (Thousand Pesos)

			Additional		Share		Non-	Total
	Number of	Capital stock	Paid-In	Retained	Repurchase	Labor	Controlling	Stockholder’s
	Shares	Nominal	Capital	Earnings	Reserve	Obligations	Interest	Equity
Balance as of December 31, 2023	386,169,425	297,782	29,786	7,828,436	1,500,000	14,455	168,043	9,838,502
Dividends Declared	-	-	-	(4,207,053)	-	-	-	(4,207,053)
Comprehensive Income (Loss)	-	-	-	2,364,188	-	-	6,722	2,370,910
Balance as of June 30, 2024	386,169,425	297,782	29,786	5,985,571	1,500,000	14,455	174,765	8,002,359

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. As of June 30, 2025 (Thousand Pesos)

			Additional		Share		Non-	Total
	Number of	Capital stock	Paid-in	Retained	Repurchase	Labor	Controlling	Stockholder’s
	Shares	Nominal	Capital	Earnings	Reserve	Obligations	Interest	Equity
Balance as of December 31, 2024	386,169,425	297,782	29,786	8,550,187	1,500,000	7,019	159,463	10,544,237
Capital Reimbursement	-	-	-	-	-	-	(2,460)	(2,460)
Dividends Declared	-	-	-	(4,454,527)	-	-	(9,140)	(4,463,667)
Comprehensive Income (Loss)	-	-	-	2,620,130	-	-	12,172	2,632,302
Balance as of June 30, 2025	386,169,425	297,782	29,786	6,715,790	1,500,000	7,019	160,035	8,710,412

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Unaudited Operating Results by Airport

(Thousands of Pesos)

Monterrey	2Q24	2Q25	6M 2024	6M 2025	Culiacán	2Q24	2Q25	6M 2024	6M 2025
Total Revenues	1,651,221	2,382,343	3,212,803	3,907,674	Total Revenues	255,625	262,728	590,744	482,906
Aeronautical Revenues	1,073,265	1,367,961	2,020,558	2,476,903	Aeronautical Revenues	202,340	204,363	364,573	397,538
Non-Aeronatical Revenues	217,260	259,590	431,661	507,381	Non-Aeronatical Revenues	18,064	20,000	35,019	40,657
Construction Revenues	360,697	754,792	760,583	923,390	Construction Revenues	35,221	38,365	191,152	44,711
Income from Operations	366,238	597,228	551,309	969,922	Income from Operations	37,541	57,447	55,460	117,440
EBITDA	433,289	674,100	684,901	1,121,890	EBITDA	44,126	71,269	68,821	138,300

Chihuahua					Ciudad Juárez
Total Revenues	203,394	224,570	529,662	449,253	Total Revenues	221,716	256,590	466,911	546,808
Aeronautical Revenues	160,527	181,528	312,218	338,884	Aeronautical Revenues	176,916	194,354	328,318	365,472
Non-Aeronatical Revenues	18,961	21,241	36,734	40,923	Non-Aeronatical Revenues	13,360	20,985	27,508	41,725
Construction Revenues	23,907	21,801	180,710	69,446	Construction Revenues	31,441	41,251	111,085	139,611
Income from Operations	40,732	67,739	83,893	113,782	Income from Operations	41,323	74,401	71,863	127,830
EBITDA	49,401	78,430	99,985	134,856	EBITDA	51,116	87,152	90,806	153,162

Mazatlán					Zihuatanejo
Total Revenues	203,903	194,469	491,923	452,609	Total Revenues	61,987	88,490	241,373	212,206
Aeronautical Revenues	166,558	161,878	373,531	372,994	Aeronautical Revenues	47,783	63,180	158,064	170,452
Non-Aeronatical Revenues	17,588	19,830	34,238	43,185	Non-Aeronatical Revenues	8,185	9,372	15,484	21,313
Construction Revenues	19,758	12,762	84,154	36,430	Construction Revenues	6,019	15,938	67,826	20,441
Income from Operations	47,717	34,236	148,842	125,088	Income from Operations	(4,408)	13,361	58,317	71,399
EBITDA	53,789	41,275	160,823	138,288	EBITDA	1,689	21,641	70,482	88,004

Acapulco					Other six airports
Total Revenues	67,382	70,553	141,923	151,328	Total Revenues	451,391	446,764	859,920	885,814
Aeronautical Revenues	57,890	61,195	104,029	134,231	Aeronautical Revenues	339,251	369,619	640,170	708,053
Non-Aeronatical Revenues	5,476	8,752	10,284	15,916	Non-Aeronatical Revenues	37,243	47,035	71,068	94,448
Construction Revenues	4,016	606	27,611	1,181	Construction Revenues	74,897	30,111	148,682	83,312
Income from Operations	(1,364)	22,956	(530)	56,957	Income from Operations	94,519	133,295	175,412	239,673
EBITDA	10,598	35,338	23,437	81,756	EBITDA	125,250	167,286	236,071	307,374

Consorcio Grupo Hotelero T2 (1)					Consorcio Hotelero Aeropuerto Monterrey (1)
Revenues	76,565	79,143	153,358	161,881	Revenues	33,504	35,330	65,264	71,964
Income from Operations	20,797	21,833	42,101	45,390	Income from Operations	10,928	11,699	21,799	25,299
EBITDA	34,472	36,060	69,499	73,844	EBITDA	13,864	14,731	27,671	31,356

OMA VYNMSA Aero Industrial Park
Revenues	27,557	55,405	69,817	114,521	(1) Includes results of other equity-method subsidiaries
Income from Operations	15,812	36,259	40,933	77,145
EBITDA	27,224	47,742	64,429	100,112

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” For more information, please refer to our Quarterly Financial Information submitted to the Mexican Stock Exchange (www.bmv.com.mx)

Unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable period of 2024. The exchange rates used to convert foreign currency amounts were Ps.18.3773 as of June 30, 2024, and Ps.18.8483 as of June 30, 2025.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result, the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The application of IFRIC 12 does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Capital investments: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties under the Master Development Plan (MDP) plus strategic investments.

Strategic Investments: Refers only to those capital investments additional to the Master Development Program.

Passengers and Terminal passengers: All references to passenger traffic volumes are to Terminal passengers, which includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit. The definition of terminal passengers of OMA may differ from the definition utilized by its shareholder VINCI Airports.

Adjusted EBITDA and Adjusted EBITDA margin: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. We calculate the Adjusted EBITDA margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. Neither Adjusted EBITDA nor EBITDA should be considered as an alternative to net income as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. It should be noted that neither Adjusted EBITDA nor EBITDA is defined under IFRS, and may be calculated differently by different companies.

Analyst Coverage

In accordance with the requirements of the Mexican Stock Exchange, the analysts covering OMA are:

Company	Name	Company	Name
Actinver Casa de Bolsa	Ramón Ortiz	Intercam Casa de Bolsa	Alejandra Marcos
Bank of America Merrill Lynch	Alan Macías	ITAÚ BBA	Pablo Ricalde
Barclays Bank PLC	Pablo Monsiváis	J.P. Morgan	Guilherme Mendes
BBVA	José Espitia	Monex	José Solano
Bradesco BBI	Rodolfo Ramos	Morgan Stanley	Jens Spiess
BTG Pactual	Lucas Marquiori	Santander	Abraham Fuentes
Citigroup	Stephen Trent	Scotiabank	Francisco Suárez
Goldman Sachs	Bruno Armorim	Signum Research	Eduardo Caballero
Grupo Bursátil Mexicano (GBM)	Ernst Anton Mortenkotter	UBS Brasil CCTVM	Alberto Valerio
HSBC	Cenk Orçan	Vector	Marco Montañez
Insight Investment Research	Robert Crimes

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated July 28, 2025